UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2016

Commission File Number: 001-53087

IAO KUN GROUP HOLDING COMPANY LIMITED

(Translation of registrant’s name into English)

Alameda Dr. Carlos D’ Assumpcao No: 181-187

Centro Comercial do Grupo

Brilhantismo, 12 Andar T Macau

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Other Events.

On June 23, 2016, Iao Kun Jeju Hotel Company Limited, a company incorporated in Hong Kong (the “Purchaser”) and an indirect wholly owned subsidiary of Iao Kun Group Holding Company Limited (the “Company”), entered into a share purchase agreement (the “Purchase Agreement”) of Golden & Luxury Co., Ltd., a company incorporated in Korea (“Golden Luxury”), with Solaire Korea Co., Ltd., a company incorporated in Korea (“Seller A”), and Bloomberry Resorts Corporation (“Seller B”). Pursuant to the Purchase Agreement, at closing, the Purchaser will acquire (i) 96.23% of the outstanding capital stock of Golden Luxury, and (ii) all loans and obligations under finance leases and all other monetary liabilities payable by Golden Luxury to Seller A and Seller B as of the closing date, for an aggregate consideration of KRW117,500,000,000 (approximately US$101,700,000 for purposes of this Form 6-K only; the actual exchange rate that will be used shall be the applicable exchange rate at the time of closing). Golden Luxury owns and operates Jeju Sun Hotel & Casino, a 5-hibiscus hotel located in Jeju, Korea, with a casino.

KRW10,000,000,000 (approximately US$ 8,600,000) will be deposited in an escrow account by the Purchaser with an escrow agent as an initial deposit upon signing the Purchase Agreement. The balance (approximately US$89,600,000) of the consideration (less a holdback of KRW4,000,000,000 (approximately US$3,500,000) to be retained in a reserve account by the Purchaser to set off any potential liabilities of Golden Luxury arising from litigation or other breaches until October 22, 2017) will be payable by the Purchaser to Seller A on the closing date. The release of the purchase price shall be subject to the satisfactory fulfillment of the closing conditions set forth in the Purchase Agreement, including, but not limited to, satisfactory completion of due diligence and receipt of any required governmental approvals. In the event the closing conditions are not satisfied or waived by the closing date, the initial deposit shall be returned to the Purchaser within three days. The closing date shall occur no later than 45 days following the execution of the Purchase Agreement.

The foregoing description of the Purchase Agreement and the related transactions does not purport to be complete and is qualified in its entirety by reference to the complete text of the Purchase Agreement filed as Exhibit 10.1 hereto. A copy of the press release relating to the acquisition is filed as Exhibit 99.1 hereto.

Financial Statements and Exhibits.

Exhibit No.	Description

10.1	Share Purchase Agreement dated June 23, 2016 between Iao Kun Jeju Hotel Company Limited, Golden & Luxury Co., Ltd., Solaire Korea Co., Ltd. and Bloomberry Resorts Corporation.

99.1	Press Release dated June 23, 2016

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 23, 2016	IAO KUN GROUP HOLDING COMPANY LIMITED

	By:	/s/ Yip Cheuk Fai
Name: Yip Cheuk Fai
Title: Chief Financial Officer